# SEC Schedule 13D/A (Amendment No. 23) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lifeway Foods, Inc., CIK 0000814586
CUSIP: 531914109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 6431 W Oakton, Morton Grove, Illinois (IL), 60053
Date of event which requires filing of this statement: 03/13/2025
Amends the filing with accession number 0001683168-25-001644
Filed by CIK 0001227848
Persons authorized to receive notices and communications: Edward Smolyansky, 1219 N Wells St, Chicago, Illinois (IL), 60610, 847-967-1010

## Reporting persons
- Ludmila Smolyansky (CIK 0001227848): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 865,166; shared voting power 75,000; sole dispositive power 865,166; shared dispositive power 75,000; aggregate amount beneficially owned 940,166 (6.2% of the class)
  Comment: Note to Row (11): In accordance with Rule 13d-101 under the Act, the reporting person has calculated the percentage of outstanding shares beneficially owned by her based on 15,203,241 shares reported to be outstanding as of May 6, 2025 (the "Reported Outstanding Shares"), as contained in the issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2025, as filed with the Securities and Exchange Commission on May 13, 2025. The reporting person does not hereby concede that all such Reported Outstanding Shares are validly issued and outstanding, including, without limitation, any shares purported to have been issued to Julie Smolyansky or her spouse without the consent of Danone North America PBC.
- Edward Smolyansky (CIK 0001227847): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 2,584,975; shared voting power 575,000; sole dispositive power 2,584,975; shared dispositive power 575,000; aggregate amount beneficially owned 3,159,975 (20.8% of the class)
  Comment: Note to Row (11): In accordance with Rule 13d-101 under the Act, the reporting person has calculated the percentage of outstanding shares beneficially owned by him based on the Reported Outstanding Shares. The reporting person does not hereby concede that all such Reported Outstanding Shares are validly issued and outstanding, including, without limitation, any shares purported to have been issued to Julie Smolyansky or her spouse without the consent of Danone North America PBC.
- The Edward Smolyansky Trust 2/2/16: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 1,233,333; shared voting power 0; sole dispositive power 1,233,333; shared dispositive power 0; aggregate amount beneficially owned 1,233,333 (8.1% of the class)
  Comment: Note to Row (11): In accordance with Rule 13d-101 under the Act, the reporting person has calculated the percentage of outstanding shares beneficially owned by it based on the Reported Outstanding Shares. The reporting person does not hereby concede that all such Reported Outstanding Shares are validly issued and outstanding, including, without limitation, any shares purported to have been issued to Julie Smolyansky or her spouse without the consent of Danone North America PBC.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Lifeway Foods, Inc.
Address of issuer's principal executive offices: 6431 W Oakton, Morton Grove, Illinois (IL), 60053
Comment: This Amendment No. 23 (this "Amendment") further amends and supplements the Schedule 13D filed by Ludmila Smolyansky, Edward Smolyansky and The Edward Smolyansky Trust 2/2/16 (the "Edward Smolyansky Trust" and, together with Ludmila Smolyansky and Edward Smolyansky, the "Filing Persons"). This Amendment is being filed by the Filing Persons for the purpose of providing the additional information set forth below.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented by the addition of the following:

On June 2, 2025, Edward Smolyansky and Ludmila Smolyansky filed a revised preliminary consent statement with the Securities and Exchange Commission, relating to a potential consent solicitation with respect to the following proposals: (i) to repeal any amendment to the Second Amended and Restated By-Laws (the "Bylaws") of Lifeway Foods, Inc. (the "Company") that is made by the Company's board of directors (the "Board") and becomes effective on or after March 24, 2023 and prior to the effective this proposal becoming effective; (ii) to remove each director of the Company and any other director appointed by the Board on or after June 15, 2024 and prior to this proposal becoming effective, subject to the approval of the proposal described in clause (iii), below; (iii) to elect each of Ludmila Smolyansky, Edward Smolyansky, Richard Beleutz, Cindy Curry, Michael Leydervuder, George Sent and Robert Whalen (each a "Nominee"), to serve as directors of the Company until the Company's next annual meeting of shareholders and until their respective successors are duly elected and qualified (or, if any such Nominee is unable or unwilling to serve as a director of the Company, or if the Board changes the number of directorships to be a number other than seven, the persons designated as Nominees by the then-remaining Nominee(s)), subject to the approval of the proposal described in clause (ii), above; and (iv) to amend the Bylaws, as reflected in the consent statement, to prohibit the Company from employing or engaging any immediate family member of the Company's president or chief executive officer.

On June 2, 2025, Mr. Smolyansky also issued a press release, attached hereto as Exhibit 99.1, which is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of June 4, 2025, for purposes of Rule 13d-3 under the Exchange Act, (i) Ludmila Smolyansky may be deemed to be the beneficial owner of 940,166 shares of Common Stock, representing approximately 6.2% of the outstanding shares of Common Stock, (ii) Edward Smolyansky may be deemed to be the beneficial owner of 3,159,975 shares of Common Stock, representing approximately 20.8% of the outstanding shares of Common Stock, (iii) the Edward Smolyansky Trust may be deemed to be the beneficial owner of 1,233,333 shares of Common Stock, representing approximately 8.1% of the outstanding shares of Common Stock, and (iv) the Filing Persons together may be deemed to be the beneficial owners of an aggregate of 4,025,141 shares of Common Stock, representing approximately 26.5% of the outstanding shares of Common Stock. In accordance with Rule 13d-101 under the Exchange Act, the foregoing percentage calculations were based on 15,203,241 shares reported to be outstanding as of May 6, 2025 (the "Reported Outstanding Shares"), as contained in the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2025, as filed with the Securities and Exchange Commission on May 13, 2025. The Filing Persons do not hereby concede that all such Reported Outstanding Shares are validly issued and outstanding, including, without limitation, any shares purported to have been issued to Julie Smolyansky or her spouse without the consent of Danone North America PBC.
Number of shares as to which each person has sole or shared power to vote or dispose: Ludmila Smolyansky has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 865,166 shares of Common Stock, and shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 75,000 shares of Common Stock held by the Ludmila and Edward Smolyansky Family Foundation, of which Ludmila Smolyansky is a director. Edward Smolyansky has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 2,584,975 shares of Common Stock, which includes the 1,233,333 shares beneficially owned by the Edward Smolyansky Trust and 100,000 shares held by his son, and shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 500,000 shares of Common Stock held by Smolyansky Family Holdings LLC, over which Edward Smolyansky and Julie Smolyansky share voting power and dispositive power, and 75,000 shares of Common Stock held by the Ludmila and Edward Smolyansky Family Foundation, of which Edward Smolyansky is a director. Each of Ludmila Smolyansky and Edward Smolyansky disclaims beneficial ownership of the 75,000 shares held by the Ludmila and Edward Smolyansky Family Foundation. Edward Smolyansky disclaims beneficial ownership of shares held by Smolyansky Family Holdings LLC, except to the extent of any pecuniary interest therein, and disclaims beneficial ownership of the shares held by his son. The Edward Smolyansky Trust has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 1,233,333 shares of Common Stock. The Filing Persons together have sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 3,525,141 shares of Common Stock, and shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 500,000 shares of Common Stock.
Transactions in the class effected during the past sixty days:
There have been no transactions in the shares of Common Stock by any of the Filing Persons during the past sixty days, other than the following sales of Common Stock by the Ludmila Smolyansky Trust 2/1/05, of which Ludmila Smolyansky is the trustee, in ordinary broker transactions:

Date: 4/10/2025 Number of Shares: 10,000 Price: $23.51
Date: 4/11/2025 Number of Shares: 15,000 Price: $23.38
Date: 4/14/2025 Number of Shares: 8,376 Price: $23.62
Date: 4/15/2025 Number of Shares: 8,676 Price: $23.88
Date: 4/17/2025 Number of Shares: 17,948 Price: $23.92
Date: 4/29/2025 Number of Shares: 9,561 Price: $23.73
Date: 4/30/2025 Number of Shares: 10,957 Price: $23.81
Date: 5/1/2025 Number of Shares: 30,000 Price: $23.87
Date: 5/5/2025 Number of Shares: 7,482 Price: $23.50

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 - Press release, dated June 2, 2025

## Signatures
- Ludmila Smolyansky: /s/ Ludmila Smolyansky, Ludmila Smolyansky (06/04/2025)
- Edward Smolyansky: /s/ Edward Smolyansky, Edward Smolyansky (06/04/2025)
- The Edward Smolyansky Trust 2/2/16: /s/ Edward Smolyansky, Edward Smolyansky, Trustee (06/04/2025)